UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Date of Report: January 29, 2007 Commission File No.: 000-30688

NOVA MEASURING INSTRUMENTS LTD.

Building 22 Weitzmann Science Park, Rehovoth
P.O.B 266
Israel

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark whether the registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with 12g3-2(b): N/A.

        Attached hereto and incorporated by way of reference herein is the Registrant’s press release entitled “Nova Measuring Instruments Announces Multiple Installations of Its NovaScan®3090-SA Stand Alone Optical CD System”.

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA MEASURING INSTRUMENTS LTD. By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Date: January 29, 2007

Company Contact:	Investor relations Contacts:
Dror David, Chief Financial Officer	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	GK International Investor Relations
Tel: 972-8-938-7505	Tel: +1-866-704-6710
E-mail: info@nova.co.il	E-mail : Ehud@gk-biz.com
http://www.nova.co.il	Kenny@gk-biz.com

Company Press Release

NOVA MEASURING INSTRUMENTS ANNOUNCES
MULTIPLE INSTALLATIONS
OF ITS NovaScan®3090-SA STAND ALONE OPTICAL CD SYSTEM

Rehovoth, Israel, – January 29, 2007 – Nova Measuring Instruments Ltd. (Nasdaq: NVMI), the market leader in integrated measurement and process control for the semiconductor industry, today announced multiple installations of its NovaScan® 3090-SA Stand Alone system.

The company reported that it has been successful in its initial penetration of the stand alone Optical CD market during 2006, with multiple installations of its NovaScan®3090-SA Stand Alone system. The installations were a result of a selection process of the NovaScan®3090-SA as the global process tool of record for a major memory manufacturer. The tools are used in a wide range of 2D and 3D applications in Lithography, Etch and CMP. Nova expects to continue supplying several more tools to the same customer throughout 2007.

“We are very pleased with our initial penetration of the Optical CD market” said Avron Ger, Vice President of Thin Film Business Unit at Nova. “We expect revenues from the NovaScan3090®-SA to account for more than 10% of Nova’s total system’s revenues for the fourth quarter of 2006 and we plan to continue to prolifirate this high-end product into additional customers during 2007. Additionally, as part of the adoption of both stand alone and integrated metrology Optical CD products, customers have started to use our unique NovaMARS™ modeling and application development software, which is strengthening our market position. The NovaMARS™, which was sold and installed in each customer site that uses the NovaScan®3090-SA, provides a solution to the latest industry requirements for advanced structure modeling.”

In July 2006, Nova announced its NovaScan®3090Next-SA Stand Alone tool. One of the highlights of the NovaScan®3090Next-SA is its ability to run at throughputs of up to 150 wafers per hour with a single metrology module. With this high throughput rate and high reliability, the NovaScan®3090Next-SA can support larger sampling rates, allowing it to keep up with high throughput process tools such as photolithography tracks, leading to a very attractive cost of ownership model.

About Nova
Nova Measuring Instruments Ltd. develops, produces and markets advanced integrated and stand alone metrology solutions for the semiconductor manufacturing industry. Nova is traded on the NASDAQ & TASE under the symbol NVMI. The Company’s website is www.nova.co.il.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products, expected deliveries, transaction, expected revenues, operating results, and earnings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements.  These risks and other factors include but are not limited to: our dependency on a single integrated process control product line; the highly cyclical nature of the markets we target; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; risks associated with our dependence on a single manufacturing facility; our ability to expand our manufacturing capacity or marketing efforts to support our future growth; our dependency on a small number of large customers and small number of suppliers; risks related to our intellectual property; changes in customer demands for our products; new product offerings from our competitors; changes in or an inability to execute our business strategy; unanticipated manufacturing or supply problems; changes in tax requirements; changes in customer demand for our products and risks related to our operations in Israel. .  We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 29, 2006.  These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission.  Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.